SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 14, 2009

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 14, 2009

By: _______________________________

Name: Eduardo Villegas Contte Title: Finance Director

Buenos, Aires, August 2009

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A., Buenos Aires D'Longueil Consulting, New York

Eduardo Villegas, CFO Lucia Domville

(54 11) 4309-1434 (ldomville@nyc.rr.com)

Eugenia Gatti (917) 375-1984

(egatti@metrogas.com.ar)

(54 11) 4309-1507

TO: SEC and NYSE

Important Information

Buenos Aires, Argentina, August, 2009 -- MetroGAS (NYSE: MGS) announced that as a result of the announcement of its financial results for the first half ended June 30, 2009, and following the communications sent last April notifying the publication of Decree 234/09 that ratifies the Transitory Agreement between MetroGAS and the Renegotiation and Public Services Contract Analysis Unit (UNIREN), its financial situation will continue to deteriorate further if no adjustment is made to its distribution tariff.

The notice of April stated the distribution tariff for the services provided by the Company has not been adjusted in over 10 years, and if ENARGAS does not publishes a new tariff rate chart, as stated in said Decree during the second half of the year, the financial situation of the Company will continue to deteriorate.

Four months have elapsed since the publication of the Decree and still ENARGAS has not published the corresponding tariff charts. On the other hand, and in addition to the frozen tariffs, in the past few years MetroGAS has been affected by the charge of rates, contributions and other charges that significantly have affected its operating costs, which its performance does not necessarily derive from an emergency situation, but from the lack of recognition and effective application of the conditions established by the License (i.e. Occupation Rates for Levy for Occupancy of Public Services Spaces with the Government of the City of Buenos Aires as well as several counties in the Province of Buenos Aires; Rate of Analysis, Review and InspectionLevy for Study, Revision and Inspection of public works of GCBA, and the daily difference in the purchase prices of gas and operating unit costs).

In the case of the request of pass-through to tariffs rate the Public Work Rates Levy for Occupancy of Public Spaces and the Rate of Analysis, ReviewLevy for Study, Revision and Inspection of public works (TERI), created after the privatization of the service by the Government of the City of Buenos Aires (GCBA), we have presented them to ENARGAS for more than seven years, and have also been submitted by said authoritysent by the ENARGAS to the Undersecretarycorresponding office ofthe Coordination and PurchaseUndersecretary, complying with the Resolution No. 2000/05; but no response has been issued.

Despise the delays described above, MetroGAS has complied satisfactorily and without interruption the obligations of providing public distribution services as agreed through the License.

Moreover, the Company continues with great effort to further absorb the increases in costs, reducing its distribution margins to such extent that today are negative. It is worth noting that since 2001 to date, the average costs increases for the Company have exceeded 150%. To illustrate this, we mention the fees payroll and social contributions which have increased 155%, maintenance and repairs of goods in usefixed assets by 207%, measurement meters, emission issuance and distribution of invoices by 130%, and repairs to leaks in low and medium pressure by 353%.

These problems have been shared several times with the corresponding authorities and we have requested that immediate resolutions have to be taken by the Executive Power, as the organism responsible for issuing Licenses, and by ENARGAS, as the Application Authority, in accordance with Law 24.076, and the complementary norms, including Decree No 234/09.

The lack of response from the authorities has impacted our operating results and generated deterioration in the financial situation of the Company, which could compromise the Company if conditions persist, while the improvements to basic Essential assets Assets need to be done and, maintainedmaintenance, repaired and replaced replacement of those Essential Assets,when the which their useful lives live of basic assetsare completed expire.

In addition, if the financial deterioration extends, it could affect the Company's capacity to generate the necessary cash flow to meet its financing needs, forcing the Company to refinance its outstanding debt and or obtain additional resourcesfinancing.

It is worth noting that none of the tariff increases registered since 1999 to date correspond to the Company's own resourcesdistribution margin. All increases that MetroGAS has implemented for its diverse customer categoriess have been channeled to fund capacity expansion for the gas pipes in the transportation system, match increases in natural gas prices for producers and match gas import costs to meet the domestic demand. That is, all increases have not translated into additional revenues for MetroGAS.

To conclude, the economic financial situation of the Company deteriorates every day as a consequence of the Government's lack of commitmentdelay to comply with the obligations derived from the License and Decree 234/09, more specifically the lack of adjustment to the distribution tariff of MetroGAS in over 10 years.

Without any further comment,

Magdalena Gonzalez Garaño

Responsible of Market Relations